Exhibit 99.1

Cenovus achieves landmark business milestone

One billion barrels of cumulative oil sands production

Calgary, Alberta (July 11, 2019) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced today that on July 10, 2019 the company reached one billion barrels of cumulative production from its Foster Creek and Christina Lake oil sands facilities in northern Alberta. Cenovus is the first company to produce one billion barrels of oil using steam-assisted gravity drainage (SAGD) technology.

Foster Creek began producing oil as a pilot under a predecessor company in 1997 and in 2001 became the first commercial oil sands project to use SAGD, while Christina Lake began producing oil in 2002.

“This incredible achievement for Cenovus represents over 20 years of hard work, perseverance and innovation by our staff members, both past and present,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “Thanks to their efforts, we can proudly say today that we are an industry leader, that our oil sands projects have made a significant contribution to the Canadian economy, and that Cenovus’s oil is among the most responsibly produced oil on the planet.”

Since construction on the facilities began, Foster Creek and Christina Lake have created thousands of jobs and contributed over $25 billion in capital spending to the Canadian economy. Since Cenovus launched as an independent company nearly a decade ago, its oil sands operations have generated about $3.2 billion in royalty payments for the Government of Alberta. Over the last five years, the company has established itself as an oil sands industry cost leader, achieving a 70% reduction in sustaining capital costs and a 45% reduction in operating costs. And since 2004, Cenovus has reduced its per-barrel greenhouse gas emissions by about one-third. Today, the carbon emissions from the production of a barrel of Cenovus’s oil are below the average barrel produced globally and are among the lowest in the oil sands industry.

“One of the things that’s been very important to me from day one is to develop these resources responsibly, finding the right balance between generating economic value, protecting the environment and contributing to social well-being,” said Harbir Chhina, Cenovus Executive Vice-President & Chief Technology Officer. “That’s always been a core part of our business philosophy, and over the coming years, we’ll remain focused on driving more efficiency in our business, strengthening our local communities and continuing our demonstrated track record of reducing our emissions intensity.”

Along with its operational success, Cenovus has also developed a strong reputation for investing in communities. Since December 2009, the company has done more than $2.7 billion in business with local Indigenous-owned companies. During that period, Cenovus has also donated over $112 million to local community organizations across its operating areas.

To commemorate its billion-barrel milestone, Cenovus is making donations to select communities that have contributed to the success of its Foster Creek and Christina Lake operations. For more on Cenovus’s milestone, watch this video.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil and natural gas company. It is committed to maximizing value by responsibly developing its assets in a safe, innovative and efficient way. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and British Columbia. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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